INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

Tel: 775-322-4448

February 8, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Cc:	Joanna Lam
John Archfield

	Re:	Infrastructure Materials Corp.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 26, 2012
SEC Comment Letter dated February 5, 2013
File No. 000-52641

Ladies and Gentlemen:

We are responding your letter dated February 5, 2013 concerning the Form 10-K for the Fiscal Year Ended June 30, 2012 filed by Infrastructure Materials Corp. (“Infrastructure” or the “Company”). For ease of your review, we have restated your comment before our responses.

Comment:

We note that your management assessed the effectiveness of your internal control over financial reporting (“ICFR”) and concluded that ICFR is effective. However, you do not disclose the “as of” date for the ICFR evaluation. Please confirm that your management concluded that your ICFR was effective as of June 30, 2012. Also, confirm to us that you will include the “as of” date for purposes of your ICFR evaluation disclosure in future filings pursuant to Item 308(a)(3) of Regulation S-K.

The Company confirms that management’s assessment of the effectiveness of the Company’s ICFR was effective as of June 30, 2012. The Company also confirms that it will include the “as of” date for purposes of its ICFR evaluation disclosure in future filings pursuant to Item 308(a)(3) of Regulation S-K.

In the Company’s Form 10-K for the Fiscal Year Ended June 30, 2012, please review the first sentence of the first paragraph in the section captioned, MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. The statement contains the “as of” date – June 30, 2012. In future filings, we will add this “as of” date to the last paragraph of this section to make it more prominent. Please advise if this statement is required elsewhere in the report.

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2013
Page2

Very truly yours,

/s/ Rakesh Malhotra
Rakesh Malhotra, Chief Financial Officer

cc:	Mason Douglas Cliff Low Jonathan H. Gardner

INFRASTRUCTURE MATERIALS CORP.
1135 Terminal Way
Suite 207B
Reno, Nevada 89502

Tel: 775-322-4448

February 8, 2013

Via EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Cc:	Joanna Lam, Tia L. Jenkins, John Archfield

	Re:	Infrastructure Materials Corp.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed September 26, 2012
SEC Comment Letter dated February 5, 2013
File No. 000-52641

Ladies and Gentlemen:

In connection with the response of Infrastructure Materials Corp. (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated February 5, 2013, the Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INFRASTRUCTURE MATERIALS CORP.

By: /s/ Mason Douglas
Mason Douglas
President and Chief Executive Officer